BUYER LICENSE AGREEMENT

          This BUYER LICENSE AGREEMENT ("Agreement") is effective as of
May 28, 1999 ("Effective Date") from The Perkin-Elmer Corporation, a New York corporation located at 761 Main Avenue, Norwalk, CT 06859 ("Licensor") to EG&G, Inc., a Massachusetts corporation ("Licensee").

          WHEREAS, pursuant to Section 1.2 of the Purchase Agreement and Licensee dated as of March 8, 1999 ("Purchase Agreement"), Licensor has agreed to sell to Licensee the assets of the Analytical Instruments Business (as defined therein), which pursuant to Section 1.2(a) include certain Intellectual Property (as defined therein), subject to the License Agreements (as defined therein);

          WHEREAS, pursuant to Section 4.8(a) of the Purchase Agreement, the License Agreements include this Agreement, pursuant to which Licensor is granting to Licensee a license to use the Intellectual Property (as defined therein) set forth on Schedule 4.8(a) thereto and Exhibit A hereto; and

          WHEREAS, pursuant to Sections 5.2(d) and 5.3(e) of the Purchase Agreement, Licensor and Licensee must execute and deliver this Agreement to each other at or prior to the Closing Date (as defined therein):

          NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein and for other good and valuable consideration (including that set forth in the Purchase Agreement), the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          Article 1.  License Grant.

          Section 1.1. Patents. During the Term as set forth in Article 7, Licensor hereby grants to Licensee a worldwide, non-exclusive, royalty-free right and license to make, have made, use, import, distribute and sell products under the United States and foreign patents and patent applications, invention disclosures and other intellectual property rights listed on Schedule A annexed hereto (the "Patents") in all fields of use except DNA and protein analyses. Licensor agrees that it shall, upon Licensee's request, negotiate in good faith to execute a license to Licensee on commercially reasonable terms to make, have made, use, import, distribute and sell products under the Patents in the field of DNA and protein analyses.

          Section 1.2. Know-How. During the Term as set forth in Article 7, Licensor hereby grants to Licensee a worldwide, non-exclusive, royalty-free right and license to make, have made, use, import, distribute and sell

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products using any and all trade secrets, know-how and technology related to the Patents (the "Know-How").

          Section 1.3. Software. During the Term as set forth in Article 7, and subject to the terms of the applicable Transition Agreement (as defined in the Purchase Agreement), Licensor hereby grants to Licensee a worldwide, non-exclusive, royalty-free right and license to the copyright and related rights (including without limitation the right to use, copy, distribute, display, demonstrate and make derivative works) in the computer software program known as "Turbochrom" and the source code related thereto (the "Software") as such exist as of the Closing Date and to the extent any improvements or upgrades thereto are funded solely by Licensee pursuant to the applicable Transition Agreement.

          Section 1.4. Trademarks. During the Term as set forth in Article 7, Licensor hereby grants to Licensee a worldwide, non-exclusive, royalty-free right and license to the use the trademarks set forth on Schedule B annexed hereto in the field of computer software with applications in liquid and gas chromatography (the "Turbochrom Trademarks").

          Section 1.5. Company Initials. (a) During the Term as set forth in Article 7, Licensor hereby grants to Licensee a worldwide, non-exclusive, royalty-free right and license to use the trademarks set forth on Schedule C annexed hereto, which include "PE," the initials of Licensor (the "PE Trademarks," together with the Turbochrom Trademarks, the "Trademarks," and the Trademarks together with the Patents, Know-How and Software, the "Licensed Property") in connection with the goods and services sold or provided in connection with such trademarks as of the Effective Date.

          (b) The parties acknowledge that, pursuant to the Purchase Agreement, Licensee is acquiring an existing inventory of tangible materials, including, without limitation, letterhead, invoices and other business forms (the "Inventory") that bear the PE Trademarks. The parties agree that Licensee may continue to distribute or otherwise make use of such Inventory in the ordinary course of business consistent with past practice, subject to Licensee's obligations under Article 2 hereof. Licensee also agrees that while Licensee makes use of the Inventory pursuant to this Section 1.5, Licensee shall ensure that any contract signed with a third party clearly and plainly communicates to such party that it is doing business with Licensee and not Licensor. Licensee agrees that Licensee's employees and agents shall not represent that they are or hold themselves to be affiliated with Licensor. Licensee agrees that it will take all necessary or desirable actions to minimize potential confusion as to the source of its products viz-a-vis Licensor.




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          Article 2.  Trademark Protection.

          Section 2.1. Good Practice. Licensee shall use the Trademarks in good faith, in a dignified manner, and in accordance with good trademark and industry practice wherever the Trademarks are used. Unless approved by Licensor, which approval shall not be unreasonably withheld, Licensee shall refrain from using the Trademarks in combination with the trademark of any third party (i.e., other than Licensee) on the packaging of any products bearing the Trademarks, any advertising or promotional materials related to such products or any other advertising or promotional materials of Licensee.

          Section 2.2. Quality Standard. The quality of (i) the products offered by Licensee under the Trademarks and (ii) all advertising, promotional and marketing materials with respect to the Trademarks shall operate with quality standards at least as high as those of Licensor as of the Effective Date. Licensee shall not do any act that brings Licensor or the Trademarks into disrepute.

          Section 2.3.  Representative Samples.    Licensor has the right, at
reasonable intervals, to request representative samples of Licensee's products and advertising, promotional and marketing materials to ensure that appropriate standards with respect to quality are being met.

          Section 2.4. Future Use of PE Trademarks. Licensee agrees that, after expiration or termination of the license grant in Section 1.5, it shall not use the initials "PE" as a trademark or service mark in connection with any of its current or future products or services or any related advertising, marketing and promotions. Licensee agrees that such prohibited "use" shall include, without limitation, any display of the first two letters of the name "Perkin" in such manner that highlights or otherwise calls specific or separate attention to them apart from the "Perkin-Elmer" name as a whole.

          Article 3.  Reservation and Limitation of Rights.

          Section 3.1. Reservation to Licensor. All rights not expressly granted to Licensee in Article 1 are reserved to Licensor. Licensee disclaims any right to use the Licensed Property except in accordance with the express grants in Article 1.

          Section 3.2. No Other Property. Licensee acknowledges that Licensor has no obligation to make available to Licensee any intellectual property other than the Licensed Property, including any intellectual property similar or identical thereto or to provide Licensee with any modifications, updates, revisions, new developments or improvements to the Licensed Property created or developed after the Effective Date.



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          Article 4.  Ownership of Intellectual Property.

          Section 4.1. Ownership by Licensor. Licensee agrees that, as between Licensor and Licensee, Licensor is the sole and exclusive owner of all right, title and interest in and to the Licensed Property, subject to the licensed rights granted to Licensee hereunder. Licensee agrees not to directly or indirectly question, attack, contest or in any other manner impugn the validity and/or enforceability of the Licensed Property or Licensor's rights therein, including without limitation, in any action in which enforcement of a provision of this Agreement is sought; nor shall Licensee willingly become a party adverse to Licensor in litigation in which a third party contests the validity and/or enforceability of the Licensed Property or Licensor's rights therein.

          Section 4.2. Further Cooperation. Licensee shall, during the Term and after termination hereof, execute such documents as Licensor may reasonably request from time to time to evidence and record with all appropriate authorities that all ownership right, title and interest in and to the Licensed Property reside in Licensor.

          Section 4.3. Survival. The provisions of this Article 4 shall survive any termination of this Agreement.

          Article 5. Maintenance. Licensor agrees to take actions, pay fees and execute documents as reasonably necessary to (i) maintain legal protection for any patents or registrations within the Licensed Property;
(ii) prosecute any applications within the Licensed Property; and (iii) seek U.S. federal and foreign protection for all other Licensed Property (the foregoing, "Maintenance Obligations"). Licensee shall cooperate with Licensor as necessary to enable Licensor to fulfill its Maintenance Obligations. If Licensor chooses not to fulfill a Maintenance Obligation with respect to any Licensed Property, Licensor shall notify Licensee promptly of such decision and, in addition to Licensee's other remedies, Licensee shall have the right, at Licensee's option, either (i) to perform such Maintenance Obligations on Licensor's behalf and with Licensor's cooperation, including the execution of all necessary documents by Licensor, at Licensee's cost, or (ii) to have such Licensed Property assigned to Licensee, at Licensee's cost, subject to a worldwide, non-exclusive, royalty-free license back to Licensor.

          Article 6.  Approvals and Applicable Laws.

          Section 6.1. Compliance. Licensee shall, at its sole expense, comply at all times with all applicable laws and regulations pertaining to the use of the Licensed Property, including all laws governing the importing and exporting of the applicable Licensed Property from or to any other nation or sovereignty. Licensee shall comply with all applicable laws and

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regulations in connection with its use and distribution of its products and shall establish and maintain, and shall cause its employees, contractors, consultants and agents to maintain a high standard of ethical business practices in connection with the sale, use and distribution of its products.

          Section 6.2.  Notices.   Licensee agrees to include on all Licensed
Property all notices and legends required by applicable law or regulations to preserve and protect the validity of the Licensed Property and Licensor's rights therein, to the extent that Licensee is aware of the use of such Licensed Property (in particular, on products). Licensee shall not remove, alter, cover or obfuscate any notices or other proprietary or restrictive notice or legend placed or embedded by Licensor on or in the Licensed Property or materials embodying any Licensed Property.

          Article 7. Term. The term of this Agreement ("Term") commences on the Effective Date and lasts, unless termination occurs under Article 8, (i) with respect to the license granted in Section 1.1, until expiration of the last patent listed on Schedule A; (ii) with respect to the license granted in
Section 1.2, in perpetuity; (iii) with respect to the license granted in
Section 1.3, in perpetuity;  (iv) with respect to the license granted in
Section 1.4, for two years; and (v) with respect to the license granted in
Section 1.5, for one year. As each license expires, the provisions in this Agreement relating to such license shall expire, but the remainder of the Agreement shall remain in full force and effect.

          Article 8.  Material Breach and Termination.

          Section 8.1. Material Breach by Licensee. In the event that Licensee materially breaches any of its obligations under this Agreement, Licensor may, by written notice, require that Licensee take corrective action. Licensee shall immediately take whatever steps are necessary to remedy the breach, at its sole cost and expense, or shall contest such breach in writing to Licensor within 10 business days of receipt of notice thereof. If Licensee does not (i) timely contest the notice of breach, (ii) remedy such breach within 60 days of receipt of such notice or (iii) use its best efforts within such 60-day period to cure such breach and make substantial progress toward cure, Licensee shall immediately cease using any and all Licensed Property affected by the breach until such breach is remedied. If Licensee timely contests the breach, or if after the 60-day period expires, Licensee has not cured the breach or made substantial progress toward cure, Licensor may apply to a court of competent jurisdiction for appropriate relief. If such court determines that a material breach of this Agreement has occurred and has not been cured, or that Licensee has not made substantial progress towards cure, or that such breach is not capable of being cured in a reasonable amount of time, then Licensor shall be entitled to all rights and remedies available at law or in equity, and Licensee shall be deemed to have irrevocably and unconditionally consented to the entry of

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an order by a court of competent jurisdiction granting an injunction against further use of the Licensed Property in the manner that constituted the material breach, but shall not be enjoined from non-breaching uses of the Licensed Property.

          Section 8.2. Default. Either party may terminate this Agreement at any time, upon written notice, if the other party makes an assignment for the benefit of creditors, admits in writing its inability to pay debts as they mature, has a trustee or receiver appointed for a substantial part of its assets, or, to the extent enforceable under the U.S. Bankruptcy Code, has instituted against it a proceeding in bankruptcy which is acquiesced in, is not dismissed within 120 days, or results in an adjudication of bankruptcy. If such an event occurs, the non-bankrupt party shall have the right, in addition to its other rights and remedies, to suspend the bankrupt party's rights regarding the Licensed Property while the bankrupt party attempts to remedy the situation.

          Section 8.3. Assignment. The license granted in Section 1.5 shall terminate immediately in the event of (i) a change of control, or sale of substantially all the assets, of Licensee. In addition, the license granted in Section 1.5 shall terminate immediately upon the sale or transfer by Licensee to any non-Affiliate (as defined in the Purchase Agreement) of any product line to which the applicable trademarks relate.

          Section 8.4. After Expiration/Termination. Upon expiration of any license under Article 1 or termination of this Agreement, Licensor and Licensee agree to cooperate so as best to preserve the value of the applicable Licensed Property. Upon such expiration or termination, Licensee agrees immediately to discontinue all use of the applicable Licensed Property, and at Licensor's request, to destroy or return the same promptly and certify that such action was taken.

          Article 9.  Representations and Warranties.

          Section 9.1.   Warranty by Licensor.   Licensor represents and
warrants to Licensee that, to Licensor's knowledge, except as set forth on Schedule D hereto, (i) no third party is infringing, violating or misappropriating any of the Licensed Property, and (ii) the Licensed Property does not materially infringe or violate, or constitute a material misappropriation of, any intellectual property of a third party.

          Section 9.2.  Limitations of Warranty.    Licensee acknowledges
that, with respect to this Agreement, Licensor makes no representation or warranty whatsoever as to the value of the Licensed Property. Except as otherwise specified in this Article 9, there are no warranties, either express or implied, respecting the Licensed Property, including without limitation, implied warranties of merchantability or fitness for any

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particular purpose.   Licensor makes no representation or warranties to
Licensee, either express or implied, nor assumes nor accepts any liability to Licensee, with respect to the quality or sufficiency of any results to be achieved by Licensee's use of the Licensed Property. Licensee expressly assumes all risks if any, associated therewith.

          Article 10.  Indemnification.

          Section 10.1. By Licensee. Licensee agrees to defend, indemnify, and hold harmless Licensor and its directors, officers, employees and agents ("Licensor Parties") against all damages, costs, expenses, settlements, judgments, fines, liabilities and fees (including attorneys' fees and litigation costs and expenses) ("Damages") incurred by any Licensor Parties based upon, arising out of or relating to any action, suit or proceeding brought by third parties ("Action") as a result of a breach of this Agreement by Licensee.

          Section 10.2. By Licensor. Licensor agrees to defend, indemnify, and hold harmless Licensee and its directors, officers, employees and agents ("Licensee Parties") against all Damages incurred by any Licensee Parties based upon, arising out of or relating to any Action as a result of a breach of this Agreement, or breach of a representation and warranty in this Agreement, by Licensor.

          Section 10.3. Notification. All claims for indemnification by a Licensor Party or Licensee Party, as the case may be (an "Indemnified Party"), hereunder shall be asserted and resolved as set forth in this
Section 10.3. In the event that any written claim or demand for which Licensor or Licensee, as the case may be (an "Indemnifying Party"), would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the "Claim Notice"). The Indemnifying Party shall have 30 days from the date of receipt of the Claim Notice (the "Notice Period") to notify the Indemnified Party (i) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand and (ii) whether or not it desires to defend the Indemnified Party against such claim or demand. All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party. Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. If any

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Indemnified Party desires to participate in any such defense, it may do so at its sole cost and expense. The Indemnified Party shall not settle a claim or demand without the consent of the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party or any subsidiary or affiliate thereof or if such settlement or compromise does not include an unconditional release of the Indemnified Party for any liability arising out of such claim or demand. If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand or, if the same be contested by the Indemnified Party, that portion thereof as to which such defense is unsuccessful (and the reasonable costs and expenses pertaining to such defense), shall be the liability of the Indemnifying Party hereunder, subject to the limitations set forth in Sections 10.3(a) and 10.3(b). Licensor and Licensee shall each render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such claim or proceeding.

          (a) The indemnities provided in this Section 10.3 shall be the sole and exclusive remedy of the Indemnified Party against the Indemnifying Party at law or equity for any matter covered by Sections 10.1 and 10.2.

          (b) The amount of any Damages for which indemnification is provided under this Section 10.3 shall be computed net of any insurance proceeds received by the Indemnified Party in connection with such Damages. If the amount with respect to which any claim is made under this Section 10.3 (an "Indemnity Claim") gives rise to a currently realizable Tax Benefit (as defined below) to the party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit available to the party making the claim. To the extent such Indemnity Claim does not give rise to a currently realizable Tax Benefit, if the amount with respect to which any Indemnity Claim is made gives rise to a subsequently realized Tax Benefit to the party that made the claim, such party shall refund to the Indemnifying Party the amount of such Tax Benefit when, as and if realized. For the purposes of this Agreement, any subsequently realized Tax Benefit shall be treated as though it were a reduction in the amount of the initial Indemnity Claim, and the liabilities of the parties shall be redetermined as though both occurred at or prior to the time of the indemnity payment. For purposes of this
Section 10.3(b), a "Tax Benefit" means an amount by which the tax liability of the party (or group of corporations including the party) is reduced (including, without limitation, by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant taxing authority. Where a party has other losses, deductions, credits or items

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available to it, the Tax Benefit from any losses, deductions, credits or items relating to the Indemnity Claim shall be deemed to be realized proportionately with any other losses, deductions, credits or items. For the purposes of this Section 10.3(b), a Tax Benefit is "currently realizable" to the extent it can be reasonably anticipated that such Tax Benefit will be realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the Indemnity Claim. In the event that there should be a determination disallowing the Tax Benefit, the Indemnifying Party shall be liable to refund to the Indemnified Party the amount of any related reduction previously allowed or payments previously made to the Indemnifying Party pursuant to this Section 10.3. The amount of the refunded reduction or payment shall be deemed a payment under this
Section 10.3 and thus shall be paid subject to any applicable reductions under this Section 10.3.

          (c) Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Section 10.3 to use all reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

          (d) Notwithstanding anything to the contrary contained herein, neither party hereto nor any affiliate of either of them shall be liable for any consequential, punitive or special damages pursuant to this Agreement or any of the agreements contemplated hereby.

          Article 11.  Confidentiality.

          Section 11.1.  Software/Know-How.   Licensee shall use commercially
reasonable efforts, including executing all necessary contractual provisions, to prevent third parties from modifying, altering, changing, reproducing, reverse engineering, dissembling, decompiling, distributing or copying the Software or Know-How or deriving any source code or algorithms therefrom.

          Section 11.2. Confidential Information. In connection with this Agreement, Licensor and Licensee (each a "Disclosing Party") may each disclose certain Confidential Information (as hereinafter defined) to the other party (each a "Receiving Party"). "Confidential Information," subject to the provisions of Section 11.4, shall mean (i) any information disclosed after the Effective Date and designated in writing as confidential, proprietary, or marked with words of like import; and (ii) any information orally or visually conveyed, if the Disclosing Party provides specific written notice that such oral or visual communication shall be deemed Confidential Information and delivers such writing to the Receiving Party within 10 days after the oral or visual conveyance.


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          Section 11.3.  Restricted Disclosure.  Each of Licensor and
Licensee acknowledge the confidential and proprietary nature of the other party's Confidential Information and agree that as the Receiving Party, it shall use the same level of care it accords its own confidential information (but in any event, no less than a reasonable standard of care) not to reveal or disclose any Confidential Information for any purpose (except as permitted by the following sentence) to any third party not a Receiving Party, nor use any Confidential Information for any purpose other than as contemplated hereby, in each case, without the prior written consent of the Disclosing Party. In the event that a Receiving Party wishes to disclose Confidential Information to a third party (other than another Receiving Party), it may do so only with the express written consent of the Disclosing Party or if the third party is a reputable party and signs an agreement with the Receiving Party that is appropriate under the circumstances and is reasonably calculated to ensure the confidentiality of the applicable Confidential Information. Upon request, the Disclosing Party shall have the right to review such agreements to ensure that the foregoing obligation is fulfulled.

          Section 11.4. Exceptions. Notwithstanding anything contained herein to the contrary, Confidential Information shall not include information which:

          (a) at or prior to the time of disclosure by the Disclosing Party was known to or independently developed by the Receiving Party as evidenced by one or more documents, except to the extent unlawfully appropriated by the Receiving Party or third party;

          (b) at or after the time of disclosure by the Disclosing Party becomes generally available to the public through no wrongful or negligent act or omission on the Receiving Party's part;

          (c) is later developed by the Receiving Party independent of any Confidential Information it receives from the Disclosing Party:

          (d) the Receiving Party receives from a third party free to make such disclosure without breach of any legal obligation; or

          (e) is required to be disclosed pursuant to any statute, regulation, order, subpoena or document discovery request, provided that prior written notice of such disclosure is furnished to the Disclosing Party as soon as practicable in order to afford the Disclosing Party an opportunity to seek a protective order (it being agreed that if the Disclosing Party is unable to obtain or does not seek a protective order and the Receiving Party is legally compelled to disclose such information, disclosure of such information may be made without liability).


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          Section 11.5.  Injunctive Relief.  In view of the difficulties of placing a monetary value on the Confidential Information, the Disclosing Party may be entitled to a preliminary and final injunction without the necessity of posting any bond or undertaking in connection therewith to prevent any further breach of this Article 11 or further unauthorized use of Confidential Information. This remedy is separate and apart from any other remedy the Disclosing Party may have.

          Section 11.6. Remedial Measures. Licensor or Licensee, as the case may be, shall notify the Disclosing Party immediately upon discovery of any prohibited use or disclosure of the Confidential Information, or any other breach of this Article 11 by a Receiving Party, and shall fully cooperate with the Disclosing Party to help the Disclosing Party regain possession of the Confidential Information and prevent the further prohibited use or disclosure of the Confidential Information.

          Section 11.7. Term. The term of this Article 11 shall commence on the Effective Date and last five years, and shall survive any earlier termination of this Agreement.

          Article 12. Infringement. Licensee agrees to notify Licensor immediately after it becomes aware of any actual or threatened Infringement of the Licensed Property by a third party. Licensee may not file any Action alleging Infringement of the Licensed Property without the prior written approval of Licensor. Licensor, in its absolute discretion, may file an Action alleging Infringement of the Licensed Property without the consent of Licensee. Licensee agrees to cooperate with Licensor, at Licensor's request and expense, in any such Action. Licensor shall pay all costs and expenses associated with and retain any and all such proceeds received in connection with any such Action.

          Article 13. Bankruptcy. The licenses to the Patents, Know-How and Software granted in Article 1 shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses to rights in "intellectual property" as defined in Section 101 of the Bankruptcy Code. The parties agree that Licensee shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. In the event that a bankruptcy proceeding under the Bankruptcy Code is commenced by or against Licensor, Licensee shall be entitled, at its option, to: (a) retain all of its rights under this Agreement (including without limitation the rights and licenses granted under Article 1 hereof) pursuant to Section 365(n) of the U.S. Bankruptcy Code; or (b) receive a complete duplicate of, or complete access to, all Patents, Know-How and Software licensed hereunder constituting "intellectual property" under Section 101 of the Bankruptcy Code and all embodiments thereof. If such Patents, Know-How or Software is not already in Licensee's possession, it shall be promptly delivered to Licensee upon Licensee's written request (i) upon any such commencement of a bankruptcy

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proceeding, unless Licensor elects to continue to perform all of its obligations under this Agreement; or (ii) upon the rejection of this Agreement by or on behalf of Licensor.

          Article 14.  Miscellaneous.

          Section 14.1. Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if telecopied or mailed, first class mail, postage prepaid, return receipt requested, or by overnight courier as follows:

(a)  If to Licensor:

The Perkin-Elmer Corporation
761 Main Avenue
Norwalk, Connecticut  06859
Attention:  Secretary
Fax: (203) 761-5000

with a copy to:

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York  10017
Attention:  Richard A. Garvey, Esq.
Fax: (212) 455-2502

(b)  If to Licensee:

EG&G, Inc.
45 William Street
Wellesley, Massachusetts 02481
Attention: General Counsel
Fax: (781) 431-4183

or to such other address as either party shall have specified by notice in writing to the other party. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or telecopy, on the third Business Day after the mailing thereof or on the first day after delivery by overnight courier.

          Section 14.2. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

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

          Section 14.3. Binding Effects; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          Section 14.4. Assignments and Sublicenses. (a) This Agreement, or any portion thereof or license therein, may not be assigned or sublicensed by either party to a non-Affiliate (as defined in the Purchase Agreement), either directly or indirectly, without the prior written consent of the other, such consent not to be withheld unreasonably; provided that nothing herein shall restrict such assignment, if any, by Licensor of its rights and obligations under this Agreement as may be necessary to implement the transactions relating to Celera Genomics Corporation publicly announced by Licensor on September 23, 1998. Any attempted assignment by either party not in accordance with this Section 14.4 shall be considered null and void ab initio.

          (b) Notwithstanding Section 14.4(a), Licensee may sublicense the licenses granted in Sections 1.1, 1.2 and 1.3 to the extent necessary for the distributors and/or end users of Licensee's products to enjoy the benefits thereof; however, Licensee shall not sublicense these licenses to third parties for the independent manufacture, distribution, sale and/or use of Software or products under the Patents or Know-How.

          (c) In the event of any permitted assignment, (i) this Agreement shall be binding upon the successors and assigns of any assigning party; and
(ii) all reference herein to Licensor or Licensee shall mean both Licensor and Licensee and their respective assignees, and the assignees shall not be entitled to assign further this Agreement or sublicense rights governed hereby without the prior written consent of the other party.

          Section 14.5. Amendment; Waiver. This Agreement, including this Section, may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

          Section 14.6. Governing Law; Jurisdiction and Service of Process. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Any suit, action or proceeding against any party with respect to this Agreement may be brought in a court of the United States sitting in the City of New York in the State of New York or in the Commonwealth of Massachusetts or, if jurisdiction is lacking in such a court, in a court of record in the State of New York or the Commonwealth of Massachusetts, and each party hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may have, whether now or in the future, to the laying of venue in, or to the jurisdiction of, any and each of such courts for the purpose of any such suit, action or proceeding and further waives any claim that any such suit, action or proceeding has been brought in an inconvenient forum, and each hereby submits to such jurisdiction.

          Section 14.7. Further Assurances. Licensor and Licensee agree to execute such further documentation and perform such further actions, including the recordation of such documentation with appropriate authorities, as may be reasonably requested by the other party hereto to evidence and effectuate further the purposes and intents set forth in this Agreement.

          Section 14.8. Section Headings; Table of Contents. The section headings contained in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

          Section 14.9. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

          Section 14.10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


THE PERKIN-ELMER CORPORATION


By:
     Name:
     Title:
     Date:



EG&G, INC.


By:
     Name:
     Title:
     Date:

                             SCHEDULE A - PATENTS

                      SCHEDULE B - TURBOCHROM TRADEMARKS

                          SCHEDULE C - PE TRADEMARKS

                        SCHEDULE D - EXCEPTIONS TO REP